Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 11, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10001
Diversified Fixed Income ETF Portfolio, Series 51
(the “Trust”)
CIK No. 1899633 File No. 333-263073

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the disclosure states: "... and the quality and character of the securities held by the ETFs (mostly focusing on credit quality, maturity and duration, which are balanced to varying degrees based on current economic conditions)." Please revise this disclosure to specify the focus that is applied to this portfolio given current conditions.

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“… and the quality and character of the securities held by the ETFs (currently focusing on duration due to rising interest rates).”

2.Please revise the “Additional Portfolio Contents” section as applicable per discussions with the Staff.

Response:             In accordance with the Staff’s comment, the disclosure will be revised as follows:

“In addition to the investments described above, the Funds held by the Trust invest in: floating-rate securities and foreign securities (including American Depositary Receipts, Global Depositary Receipts and New York Registry Shares).”

Risk Factors

3.Please consider if the disclosure in the “Market Risk” needs to be updated.

Response:The Trust confirms that the “Market Risk” has been revised to include additional disclosure relating to current events and their effect on the global markets.

4.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the prospectus.

5.If the Trust will invest in preferred securities as part of its principal strategy, please include in the Portfolio Selection Process.

Response:The Trust confirms that if, based on the Trust’s final portfolio, the Trust has principal exposure to preferred securities, the “Additional Portfolio Contents” section will be revised accordingly to include a reference to preferred securities.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon